UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 5 to
                                  SCHEDULE 13D
                                    filed on
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                  Saflink Corp.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    786578302
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)



             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]   Rule 13d-1(b)
                        Rule 13d-1(c)
                        Rule 13d-1(d)


             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 786578302               SCHEDULE 13G               Page 2 of 5 Pages

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                North Sound Capital LLC (1)
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)[x]
                                                              (b)[ ]
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3       SEC USE ONLY
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4       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
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                                 5      SOLE VOTING POWER
     NUMBER OF                            0
      SHARES                     ----------------------------------------------
    BENEFICIALLY                 6      SHARED VOTING POWER
     OWNED BY                             9,440,922
       EACH                      ----------------------------------------------
     REPORTING                   7      SOLE DISPOSITIVE POWER
      PERSON                              0
       WITH                      ----------------------------------------------
                                 8      SHARED DISPOSITIVE POWER
                                          9,440,922
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                9,440,922
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                [ ]
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                10.6%
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12      TYPE OF REPORTING PERSON*
                IA
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(1) The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the "Funds"), who are the holders of such shares. As the managing member or investment advisor, respectively, of the Funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the Funds. The ultimate managing member of North Sound Capital LLC, the Reporting Person, is Thomas McAuley. The Reporting Person and each Fund previously reported its interest in the securities to which this Schedule relates on Schedule 13D. The Reporting Person is eligible to and hereafter will report such interest on Schedule 13G.

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CUSIP No. 786578302               SCHEDULE 13G               Page 3 of 5 Pages

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Item 1(a).        Name of Issuer:
                  Saflink Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  777 108th Avenue NE
                  Suite 2100
                  Bellevue, WA  98004


Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  North Sound Capital LLC
                  20 Horseneck Lane
                  Greenwich, CT 06830
                  Delaware limited liability company

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.01 per share

Item 2(e).        CUSIP Number:

                  786578302

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  [X] An investment adviser in accordance with
                      ss.13d-1(b)(1)(ii)(E).

Item 4.           Ownership.

                  The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

                  (a) Amount beneficially owned: 9,440,922

                  (b) Percent of Class:10.6%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or direct the vote: 0

                           (ii) shared power to vote or direct the vote:
                                9,440,922

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CUSIP No. 786578302               SCHEDULE 13G               Page 4 of 5 Pages

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                           (iii) sole power to dispose or direct the
                                 disposition of: 0

                           (iv) shared power to dispose or direct the
                                disposition of: 9,440,922

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  Certification pursuant to ss.240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 786578302               SCHEDULE 13G               Page 5 of 5 Pages

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: February 13, 2006


                                 NORTH SOUND CAPITAL LLC


                                 By: /s/ Thomas McAuley
                                     --------------------------
                                 Name: Thomas McAuley
                                 Title:Chief Investment Officer